EXHIBIT 99.1

NewsRelease

TransCanada Receives Final Key Gulf Coast Project Permit
Construction Set to Begin this Summer

Houston, Texas – July 27, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced it has now received the final of three key permits needed from the U.S. Army Corps of Engineers in order to advance the 485-mile (780-kilometre (km)) Gulf Coast Project. With the permit from the Fort Worth, Texas Army Corps district added to previously received permits from the Galveston, Texas and the Tulsa, Oklahoma districts, TransCanada is now in a position to start construction of the oil pipeline in the coming weeks.

“Receiving this final, key Army Corps permit for the Gulf Coast Project is very positive news. TransCanada is now poised to put approximately 4,000 Americans to work constructing the US$2.3-billion pipeline that will be built in three distinct ‘spreads’ or sections,” said Russ Girling, TransCanada’s president and chief executive officer. “The Gulf Coast Project will contribute millions in property taxes to counties in Oklahoma and Texas, money that can be used to build roads, schools and hospitals.”

The pipeline will transport growing supplies of U.S. crude oil to meet refinery demand in Texas. Gulf Coast refineries will be able to access lower-cost domestic production and avoid paying a premium to foreign oil producers, reducing cost and the United States’ dependence on foreign crude oil.

Girling points out building a safe and reliable pipeline remains TransCanada’s top priority.

“TransCanada has an industry-leading safety record and that is something we take great pride in,” he added. “People expect their energy to be delivered safely and reliably – on this point there can be no compromise. As an industry, we need to have the best and most modern policies, procedures and equipment in place to prevent and respond to incidents.”

TransCanada has state-of-the-art leak detection systems, elevated safety features and specialized staff training in place to ensure our crude oil pipeline system is safe. These features include:

•	Around-the-clock monitoring of pipeline operations by highly trained staff who are empowered to shut down the pipeline at the first sign of a problem;
•	A greater number of data sensors and emergency shut-off valves than in older pipeline systems;
•
Information updates every five seconds on pipeline operating conditions from more than 36,000 electronic sensors that transmit data via satellite (16,000 sensors in the current operational Keystone pipeline, 6,800 for the Gulf Coast Project, 13,500 for Keystone XL);

•	The ability to shut down the pipeline and isolate affected sections within minutes using hundreds of remote-controlled shut-off valves; and
•	Requiring all possible problems to be investigated immediately by pipeline controllers and field staff. The pipeline cannot be re-started until it is confirmed safe to do so.

The company has voluntarily agreed to 57 additional safety procedures that will be incorporated into the construction of our crude oil pipelines, including a higher number of remotely controlled shutoff valves, increased pipeline inspections and burying the pipe deeper in the ground. TransCanada also uses a technique called horizontal directional drilling to drill under major rivers a minimum of 25 feet.  This will allow us to bury the pipe deeper on both sides of the river bank, offering protection from floods or high river levels. The pipe will be made of thicker steel as it crosses rivers, will operate at a lower pressure and be further protected by advanced non-abrasive coatings.

TransCanada has safely and reliably operated pipelines and other energy infrastructure across North America for more than 60 years. The company’s existing 2,154-mile (3,467-km) Keystone pipeline from Alberta to Cushing, Oklahoma and Wood River/Patoka, Illinois has safely delivered more than 280-million barrels of Canadian crude oil to U.S. markets since July 1, 2010.

The U.S. Department of State is currently reviewing TransCanada’s application for a Presidential Permit to proceed with the 1,179-mile (1,897-km) Keystone XL pipeline from Hardisty, Alberta to Steele City, Nebraska and is expected to make a decision in the first quarter of 2013. TransCanada also continues to work with the Nebraska Department of Environmental Quality to finalize a route that avoids the environmentally sensitive Sandhills area of Nebraska.

“The Gulf Coast Project and the entire Keystone system will further help the U.S. achieve true energy security,” concluded Girling. “The U.S. Energy Information Administration has forecast the United States will continue to import more than seven million barrels of oil each day into 2035. I continue to believe Americans would prefer to consume their crude oil from domestic producers and from Canada rather than higher-priced oil from countries that do not share American values.”

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure, including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380-billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in more than 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com/ or check us out on Twitter @TransCanada.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "would" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operation plans and outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Management's Discussion and Analysis dated February 15, 2012 under TransCanada's profile on SEDAR at http://www.sedar.com/ and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Terry Hook/Lee Evans
403.920.7911 or 800.361.6522